UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 31, 2006

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Company's Business and Operations

Item 1.01   Entry into a Material Definitive Agreement.

Commencing on December 2, 2001, Enron Corp. (Enron) and certain of its subsidiaries (collectively, the Debtors) filed voluntary petitions for relief (the Bankruptcy Cases) in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) under Chapter 11 of the United States Bankruptcy Code. Portland General Electric Company (PGE, or the Company) was not included in the bankruptcy filings, but the PGE common stock held by Enron was part of the bankruptcy estate. On July 15, 2004, the Bankruptcy Court entered an order confirming the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated January 9, 2004 and as thereafter amended and supplemented from time to time (the Plan). The Plan became effective on November 17, 2004.

On April 3, 2006, PGE entered into a Separation Agreement (the Agreement) with Enron in connection with the cancellation of all outstanding PGE common stock, $3.75 par value per share, all of which was held by Enron prior to April 3, 2006, and the issuance of new PGE common stock, without par value, pursuant to the Plan. The material terms of the Agreement are described below. This description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Stock Issuance Pursuant to the Plan

The Agreement requires the taking of all necessary actions to effect the issuance of new PGE common stock pursuant to the Plan, including the delivery of documents by each of PGE and Enron necessary to effect the stock issuance.

Distribution and Release of Intercompany Amounts

The Agreement provides for the settlement prior to execution of the Agreement of any intercompany amounts owed to PGE by Enron or its affiliates (excluding amounts for certain tax return services provided by PGE and obligations under documents effecting the stock issuance, including the Agreement) by the release, dividend or other distribution to Enron of such amounts and the full release by PGE of any claims for such amounts not so settled prior to execution of the Agreement. The Agreement constitutes a full release by Enron of claims for any amounts owed by PGE to Enron or its affiliates, other than obligations under the Agreement and other documents effecting the stock issuance.

Termination of Intercompany Agreements

All agreements between Enron or its affiliates and PGE are terminated, except for the Agreement and other documents effecting the stock issuance and except for certain provisions of the Tax Allocation Agreement, dated as of December 23, 2002, relating to the determination of amounts due by Enron and its affiliates or PGE and its affiliates to the other, as the case may be, for any tax year or portion thereof beginning January 1, 2005 and ending on or before the date of the Agreement (the Short Period Amount) and relating to mutual cooperation and exchange of tax information in filing tax returns and contesting proposed adjustments to consolidated tax liability. The Short Period Amount will remain an obligation of Enron or PGE, as the case may be, until satisfied.

Indemnification

Tax Indemnification

Until the closing of the Bankruptcy Cases (or, if later, the date any pending or unresolved claim is finally terminated or otherwise resolved), Enron agrees to indemnify PGE for any taxes imposed upon PGE by reason of PGE being severally liable for any taxes of Enron or its affiliates (other than PGE and its subsidiaries) pursuant to U.S. Treasury Department regulations for consolidated groups or any analogous state, local or foreign law, provided such taxes are (i) imposed upon or assessed against PGE, its assets or properties and (ii) assessed before assessment of such tax is barred under the applicable statute of limitations relating to such tax. The tax indemnity shall not affect the obligation of PGE to make payments pursuant to any order of the Bankruptcy Court, the Tax Allocation Agreement or any other agreement between Enron or its affiliates (other than PGE and its subsidiaries) and PGE to allocate liability for taxes. Enron also agrees to indemnify PGE for any liabilities (other than taxes assessed on any indemnification payment received by PGE pursuant to the Agreement) incurred in connection with the taxes for which Enron is responsible to indemnify PGE pursuant to the Agreement.

Employee Benefits Indemnification

Until the closing of the Bankruptcy Cases (or, if later, the date any pending or unresolved claim is finally terminated or otherwise resolved), Enron agrees to indemnify PGE for any liabilities arising out of any employee benefit plan sponsored by Enron or its ERISA Affiliates (as defined in the Agreement) that are imposed upon or assessed against PGE or its assets (i) under Title IV of the Employee Retirement Income Security Act of 1974, as amended, or (ii) due to participating employer status in the Enron Corp. Savings Plan; provided that such liabilities are not barred from recovery under the relevant statute of limitations. The employee benefits indemnification shall not affect the obligation of PGE to make payments pursuant to any order of the Bankruptcy Court or any agreement between Enron or its affiliates (other than PGE and its subsidiaries) and PGE relating to the allocation of costs of providing employee benefits to PGE employees.

Limitation on Indemnification

The aggregate amount of liabilities for which indemnification is provided by the Agreement shall be net of any amounts actually recovered by the indemnified party under any insurance policies and shall be reduced to take account of any net tax benefit actually realized by the indemnified party arising from the incurrence of such liability.

Indemnification Procedures

The Agreement provides procedures with respect to indemnification claims and the defense and settlement of such claims and the payment of expenses incurred in connection therewith.

Expenses

Except as otherwise provided for in the Agreement with regard to indemnification procedures and with regard to obligations relating to the preservation of records and cooperation (or except as expressly provided in any other documents necessary to effect the stock issuance), each of PGE and Enron shall bear all expenses incurred by it in connection with the Agreement, the documents effecting the stock issuance and any other agreement or instrument contemplated by the Agreement and the consummation of the transactions contemplated by the Agreement or such other agreement or instrument.

Other Customary Obligations

The Agreement also provides for customary obligations of the parties regarding (i) preservation of records and cooperation, (ii) prohibition of communication of confidential information, (iii) cross-termination of rights to the use of the other party's corporate name and related trademarks, trade names, logos and symbols and (iv) further assurances.

Section 3 - Securities and Trading Markets

Item 3.02   Unregistered Sales of Equity Securities.

Since July 2, 1997, when Portland General Corporation (PGC), the then former parent of Portland General Electric Company (PGE, or the Company), merged with Enron Corp. (Enron), PGE has operated as a wholly-owned subsidiary of Enron with Enron owning all of the outstanding common stock, $3.75 par value per share (Old PGE Common Stock) of the Company. Commencing on December 2, 2001, Enron and certain of its subsidiaries (collectively, the Debtors) filed voluntary petitions for relief in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court) under Chapter 11 of the United States Bankruptcy Code. PGE was not included in the bankruptcy filings, but the Old PGE Common Stock held by Enron was part of the bankruptcy estate. On July 15, 2004, the Bankruptcy Court entered an order confirming the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated January 9, 2004 and as thereafter amended and supplemented from time to time (the Plan). The Plan became effective on November 17, 2004.

On April 3, 2006, pursuant to the Plan, all shares of the Old PGE Common Stock were cancelled and 62,500,000 shares of new PGE common stock, without par value (the Common Stock) were issued. A total of 27,036,445 shares of Common Stock (approximately 43 percent of the total number of shares issued) were issued to the Debtors' creditors holding allowed claims, and the remaining 35,463,555 shares (approximately 57 percent of the total) were issued to a Disputed Claims Reserve (DCR) created by the Plan, where shares of Common Stock will be held to be released over time to the Debtors' creditors holding allowed claims in accordance with the Plan. As a result of the issuance of Common Stock to the Debtors' creditors and the DCR, PGE ceased to be a subsidiary of Enron.

The sole purpose of the DCR is to hold assets of the Debtors' estates and to release those assets, including the new Common Stock, to holders of claims as their claims are allowed and settled. The new Common Stock held in the DCR will be registered in the name of Stephen Forbes Cooper, LLC or its successor, as disbursing agent (Disbursing Agent). The Disbursing Agent will oversee the release of new Common Stock from the DCR to the Debtors' creditors that hold allowed claims. The Disputed Claims Reserve Overseers (DCRO) will direct how the Disbursing Agent shall vote those shares of Common Stock held by the DCR, under guidelines that require the DCRO to seek maximization of the value of the Common Stock upon its release to holders of allowed claims. The DCRO is currently comprised of the same individuals who serve on Enron's Board of Directors.

The shares of Common Stock were issued pursuant to the Plan in reliance, based on the confirmation order received from the Bankruptcy Court, on the exemption from the registration requirements of the Securities Act of 1933 provided by Section 1145 of the U.S. Bankruptcy Code.

The Company has registered the Common Stock under Section 12(b) of the Securities Exchange Act of 1934 and the Common Stock has been authorized for listing and trading on the New York Stock Exchange under the ticker symbol POR.

Section 5 - Corporate Governance and Management

Item 5.01   Changes in Control of Registrant.

The information provided in Item 3.02 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

In connection with the issuance of the Common Stock, Robert S. Bingham resigned from the Company's Board of Directors, effective as of March 31, 2006.

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Pursuant to the Plan and in connection with the issuance of the Common Stock, the Company filed with the Secretary of State of the State of Oregon the Amended and Restated Articles of

Incorporation of the Company, effective April 3, 2006, providing for, among other things, (i) the amendment and restatement of the Articles of Incorporation in its entirety and (ii) in connection with the cancellation of all outstanding shares of Old PGE Common Stock and the issuance of the new Common Stock, the change in the Company's authorized capital stock to 80,000,000 shares of new Common Stock and 30,000,000 shares of preferred stock, without par value. The Amended and Restated Articles of Incorporation of the Company is attached hereto as Exhibit 3.1 and is incorporated herein by reference. For a description of certain terms of the Amended and Restated Articles of Incorporation, reference is made to the Form 8-A of the Company, filed with the Securities and Exchange Commission on March 31, 2006.

Section 9 - Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit   Description

(3)

3.1   Amended and Restated Articles of Incorporation of Portland General Electric Company

(10)

10.1   Separation Agreement, dated as of April 3, 2006, between Enron Corp. and Portland General Electric Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

April 3, 2006   By: /s/ James J. Piro
                                            James J. Piro
                                   Executive Vice President, Finance
                                 Chief Financial Officer and Treasurer

April 3, 2006   By: /s/ Kirk M. Stevens
                                           Kirk M. Stevens
                                  Controller and Assistant Treasurer